Exhibit A

INDEMNIFIABLE EVENTS AND LIMIT AMOUNTS

Indemnifiable Event	Limit Amount (In US$ Million)
1. Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;	40

2. Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business;	40

3. Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing professional services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;	40

4.           Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or inaccurate disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including without limitation, any of the foregoing in relation to the Company’s initial public offering of its shares;
40

5. Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights by the Company, its subsidiaries or affiliates;	40

6. Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates;	40

1A-

Indemnifiable Event	Limit Amount (In US$ Million)
7. Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;	40

8.           Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
40

9. Any claim or demand made by actual or potential purchasers, holders, lessors or other users of products of the Company, or individuals treated with such products, for damages, losses or personal injuries related to such use or treatment;	40

10.           Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, directives, claims, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls ("PCBs") or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.
40

2A-

Indemnifiable Event	Limit Amount (In US$ Million)
11.           Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its subsidiaries, or any of their respective businesses or operations, including, without limitation, the rules and regulations imposed or enforced by the United States Food and Drug Administration, or any similar governmental entity, or the terms and conditions of any operating certificate or licensing agreement.
40

12.  Any claim, suit, action, proceeding or demand relating to any alleged or actual breach of fiduciary or other similar duties, including, without limitation, any claims, suits, actions, proceedings or demands relating to any duty of care, duty of loyalty, duty of good faith, duty of oversight, negligence, mismanagement, waste of assets, or self dealing, whether such claims, suits, actions, proceedings or demands are brought directly, in derivative or other similar form, or otherwise by, in the name of or on behalf of the Company or any of its subsidiaries or any of their respective stakeholders
40

3A-

Indemnifiable Event	Limit Amount (In US$ Million)
13. Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.	40

GLOBAL LIMITATION ON THE INDEMNIFICATION AMOUNT

At any given time, the total obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company, in respect to one or more events sepcified in this Exhibit, will not exceed US$40,000,000 (forty million United States Dollar), and if the total of all such claims exceed such amount, then the limit amount per claim shall be pro rated among all such claims proportionately to the proven amount of each respective claim out of the aggregate amount of all proven claims.  This indemnification obligation by the Company is in addition to any amounts Indemnitee may receive from an insurance company under any insurance the Company has procured for its directors and officers.

4A-